Exhibit 99.1

Borr Drilling Limited – Contracting Updates

Hamilton, Bermuda, January 6, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: “BORR”) (the “Company”) is pleased to announce new contract commitments for two of its premium jack-up rigs.

In the Americas, the Ran has received a one-well extension with ENI in Mexico. The well has an anticipated duration of 75 days, keeping the rig on firm contract through March 2026. The remaining options under the contract allow for 240 days of extension beyond the end of the new committed term.

Additionally, the Odin has secured a contract for two wells plus an optional well with an undisclosed operator in the United States of America. The campaign is expected to commence mid-2026, with an estimated duration of 60 days per well.

As a result of the Odin’s new firm commitment, an option mechanism in the rig’s previously announced contract for work in the Gulf of America has been activated that provides the customer Cantium with six months of optional period commencing in January 2027.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding new contract commitments, including the commencement and duration thereof, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to new contract commitments described herein, the commencement and duration of such contracts, the potential revenues from such contracts, the performance of our rigs under such contracts, whether contractual options are exercised and the commencement and duration thereof, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208